UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
Annual Report

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-9733

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cash America International, Inc.
1600 W. 7th Street
Fort Worth, TX 76102

INFORMATION FURNISHED

1.	Audited financial statements and supplemental schedules of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”).

2.	The written consent of the independent accountants for the Plan, filed as an exhibit to this annual report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(K) SAVINGS PLAN

By:	/s/ Hugh Simpson
Hugh Simpson Cash America International, Inc. 401(k) Savings Plan Administrative Committee

Date:	June 29, 2004

Cash America International, Inc.
401(k) Savings Plan
Financial Statements and
Supplemental Schedule
for the Years Ended December 31, 2003 and 2002
with Report of Independent Registered Public
Accounting Firm

Cash America International, Inc.
401(k) Savings Plan
Contents

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
  Cash America International, Inc.
  401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cash America International, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, TX
June 24, 2004

Cash America International, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2003 and 2002

	2003	2002
ASSETS
Investments, at fair value:
Equity mutual funds (cost of $8,322,162 and $6,774,835 for 2003 and 2002, respectively)	$8,919,253	$5,599,753
Fixed income mutual funds (cost of $2,898,919 and $2,311,464 for 2003 and 2002, respectively)	2,898,688	2,314,038
Cash America International, Inc. common stock (cost of $2,545,654 and $2,237,494 for 2003 and 2002, respectively)	5,227,309	2,481,615
Participant loans	1,225,715	1,041,823
Cash and equivalents (cost of $11,614 and $43,531 for 2003 and 2002, respectively)	11,614	43,531

Total assets	18,282,579	11,480,760

Net assets available for benefits	$18,282,579	$11,480,760

The accompanying notes are an integral part of these financial statements.

Cash America International, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Dividend income	$250,698	$297,433
Interest income	64,722	67,937
Net appreciation (depreciation) in fair value of investments	4,625,352	(858,502)

Net investment income (loss)	4,940,772	(493,132)
Contributions:
Company	669,705	588,691
Participant	1,843,217	1,608,232
Rollovers	370,011	45,149

Total additions	7,823,705	1,748,940

Deductions from net assets attributed to:
Participant withdrawals	993,523	1,347,952
Administrative expenses	28,363	36,995

Total deductions	1,021,886	1,384,947

Net increase	6,801,819	363,993
Net assets available for benefits:
Beginning of year	11,480,760	11,116,767

End of year	$18,282,579	$11,480,760

The accompanying notes are an integral part of these financial statements.

Cash America International, Inc.
401(k) Savings Plan
Notes to Financial Statements

1.	Description of Plan and Summary of Significant Accounting Policies

The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General
The Plan is a contributory savings plan that becomes available to all full-time employees of Cash America International, Inc. (the “Company”) who have reached the age of 21 on the first day of the month following the completion of six months of service and all part-time employees who have reached the age of 21 on the first day of the month following the completion of one year of service. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code.

Contributions
Participants may contribute a percentage of their annual compensation (up to 50%) to the Plan on a before-tax basis, subject to Internal Revenue Service (“IRS”) limitations, which are adjusted each year to take into account any cost of living increase provided for that year. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

Company matching contributions are made in cash and are allocated among a participant’s account in the same percentages to which the employee directs his or her contributions. The Company matches 50% of a participant’s contribution up to 5% of compensation.

In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

Participant Accounts
Each participant’s account is credited with his or her contribution and allocations of (a) the Company’s matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options A participant may direct contributions in any combination of the following ten investment options:

•	Cash America International, Inc. Common Stock Fund – Funds are invested primarily in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 2003 is 450.

•	Stable Value Fund (Schwab Retirement Money) – Funds are invested in high quality, short-term debt securities such as bank CDs, highly rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 2003 is 318.

Cash America International, Inc.
401(k) Savings Plan
Notes to Financial Statements

•	Intermediate Bond Fund (PIMCO Total Return Institutional Shares) – Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities. Funds are also invested in debt securities denominated in foreign currencies. The number of participants in this fund as of December 31, 2003 is 351.

•	Mixed Investment Fund (Dodge & Cox Balanced) – Funds are invested primarily in common stocks and convertible securities. Funds are also invested in investment-grade debt securities. The number of participants in this fund as of December 31, 2003 is 476.

•	Basic Stock Fund (T. Rowe Price Equity Income) – Funds are primarily invested in income-producing common stocks. Funds are also invested in fixed-income and foreign securities. The number of participants in this fund as of December 31, 2003 is 391.

•	Growth Stock Fund (Schwab S&P 500 ) – Funds are primarily invested in common stocks of companies that comprise the S&P 500 Index. The number of participants in this fund as of December 31, 2003 is 403.

•	Aggressive Growth Stock Fund (Baron Asset) – Funds are primarily invested in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in this fund as of December 31, 2003 is 388.

•	International Fund (Scudder International Equity) (formerly Deutsche International Equity) – Funds are primarily invested in stocks and debt securities of companies and governments outside the United States. The number of participants in this fund as of December 31, 2003 is 208.

•	Large-Cap Growth Stock Fund (Credit Suisse Capital Appreciation) – Funds are primarily invested in equity securities of United States companies. The number of participants in this fund as of December 31, 2003 is 139.

•	Mid/Small-Cap Value Stock Fund (Royce Low-Priced Stock) – Funds are invested primarily in small and micro-cap companies trading at less than $20 per share at the time of investment. The number of participants in this fund as of December 31, 2003 is 181.

The allocation of a participant’s contributions among investment funds is determined by the participant and may be changed at any time. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cash America International, Inc.
401(k) Savings Plan
Notes to Financial Statements

Vesting
Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service,	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.

The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates range from 5% to 10.5% for loans outstanding at December 31, 2003. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan. Loans that are not repaid within 90 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

Payment of Benefits
The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death or upon reaching the age of 59-1/2. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements.

Forfeitures
Forfeitures represent unvested portions of terminated participants’ accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan. Forfeitures for 2003 and 2002 were approximately $21,000 and $40,000, respectively. Unallocated nonvested forfeitures of approximately $772 and $6,000 are available at December 31, 2003 and 2002, respectively, to offset future administrative expenses.

Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to current year presentation.

Cash America International, Inc.
401(k) Savings Plan
Notes to Financial Statements

Investment Valuation and Income Recognition
The Plan’s investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant loans are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Withdrawals
Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

Plan Administration
Expenses related to the Plan are borne by four sources: 1) loan origination fees, which are charged directly to the borrowing participant’s account, 2) forfeitures, 3) the Company, and 4) participants. Amounts paid by the Company are not reflected in the Plan’s financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

2.	Investments In Excess of 5% of Net Assets Available For Benefits

The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2003 and 2002, were as follows:

	2003	2002
Mutual funds:
Baron Asset Mutual Fund	$1,772,297	$1,165,756
Dodge & Cox Balanced Mutual Fund	2,604,321	1,784,831
PIMCO Total Return Institutional Shares Mutual Fund	1,363,866	1,217,917
Schwab Retirement Money Mutual Fund	1,534,822	1,096,121
T. Rowe Price Equity Income Mutual Fund	2,067,772	1,443,994
Schwab S&P500 Mutual Fund	1,340,505	847,606
Cash America International, Inc. Common Stock	5,227,309	2,481,615
Participant loans	1,225,715	1,041,823

Cash America International, Inc.
401(k) Savings Plan
Notes to Financial Statements

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) increased (decreased) in fair value as follows:

	2003	2002
Fixed income mutual funds	$923	$12,452
Equity mutual funds	1,607,326	(1,130,885)
Cash America International, Inc. common stock	3,017,103	259,931

Net appreciation (depreciation) in fair value of investments	$4,625,352	$(858,502)

3.	Plan Termination

The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s board of directors at any time, subject to the provisions of ERISA. In the event, the Plan terminates, the participants will become 100% vested in their accounts.

4.	Party-in-Interest Transactions

Certain plan investments are shares of Cash America International, Inc. Common Stock. Cash America International, Inc. sponsors the plan; therefore, this investment is considered a party-in-interest transaction. The Plan recorded purchases of $1,038,612 and sales of $1,398,648 of the Company’s stock during the year ended December 31, 2003. The Plan recorded purchases of $610,068 and sales of $709,805 of the Company’s stock during the year ended December 31, 2002.

Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

5.	Federal Income Tax Status

The Plan obtained a determination letter dated October 6, 2003, from the Internal Revenue Service which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

Cash America International, Inc.
401(k) Savings Plan
Notes to Financial Statements

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to amounts reported on the Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$18,282,579	$11,480,760
Rollovers in process	(4,192)	—
Amounts allocated to withdrawing participants	—	(7,430)

Net assets available for benefits per the Form 5500	$18,278,387	$11,473,330

Rollover contributions received by December 31 but not yet posted to participants’ accounts as of that date are reported on Form 5500 in the following year. The following is a reconciliation of rollover contributions per the financial statements to the Form 5500:

	2003	2002
Rollover contributions per financial statements	$370,011	$45,149
Less: Rollovers in process at end of year	(4,192)	—

Rollover contributions per the Form 5500	$365,819	$45,149

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31 but not yet paid as of that date. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	2003	2002
Participant withdrawals per the financial statements	$993,523	$1,347,952
Add: Amounts allocated to withdrawing participants at end of year	—	7,430
Less: Amounts allocated to withdrawing participants at beginning of year	(7,430)	(5,930)

Participant withdrawals per the Form 5500	$986,093	$1,349,452

SUPPLEMENTAL SCHEDULE

Cash America International, Inc.
401(k) Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2003

(a)	(b), (c)	(d)	(e)
	Identity of Issue and Description		Current
	of Investment	Cost	Value
	Baron Asset Mutual Fund	$1,746,200	$1,772,297
	Dodge & Cox Balanced Mutual Fund	2,308,903	2,604,321
*	Schwab S&P 500 Mutual Fund	1,306,882	1,340,505
	PIMCO Total Return Institutional Shares Mutual Fund	1,364,097	1,363,866
*	Schwab Retirement Money Mutual Fund	1,534,822	1,534,822
	T. Rowe Price Equity Income Mutual Fund	1,947,014	2,067,772
	Scudder International Equity Mutual Fund	377,761	395,667
	Royce Low-Priced Stock Fund	473,191	560,081
	Credit Suisse Capital Appreciation Fund	162,211	178,610
	Cash and equivalents	11,614	11,614
*	Cash America International, Inc. Common Stock	2,545,654	5,227,309
*	Participant loans at 5% to 10.5% due
	through 2008	—	1,225,715

		$13,778,349	$18,282,579

*	Denotes an investment held by an entity known to be a party-in-interest to the Plan.

INDEX TO EXHIBITS

Exhibit 23 Consent of Independent Auditors